SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold to Purchase Rights in Additional International Fiber Optic Lines dated November 16, 2005.

     2. Press Release re Internet Gold to Present at 28th Annual Westergaard SmallCap Conference in New York Nov. 21 dated November 16, 2005.




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                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold to Purchase Rights in Additional International Fiber Optic Lines

Wednesday November 16, 10:29 am ET

PETACH TIKVA, Israel, November 16 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ: IGLD - News) today announced that it has amended its long-term Rights Of Use (ROU) agreement with Barak I.T.C. (1995) Ltd increasing the number of international fiber optic lines that it shall activate in the future. The amendment improves Internet Gold's overall broadband capacity rights and reduces the average price of its international fiber optic lines.

Mr. Eli Holztman, CEO of Internet Gold, commented that "the agreement enhances Internet Gold's ability to provide first class high speed broadband connection service in the medium as well as long term. We estimate that the high penetration of Internet broadband connections in Israel combined with the broader ADSL and cable connections recently introduced to the market will require us to utilize this additional infrastructure in order to guarantee and improve our services and maintain our dominant role in the market."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel under the brand name "smile" to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its (50.1% owned) joint-venture with Microsoft Corp. (49.9% owned), the Company operates several of Israel's Internet portals. Its fully-owned subsidiary, Internet Gold International, specializes in the provision of international Internet and communication services. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il



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                                                                          ITEM 2

Press Release                                              Source: Internet Gold

Internet Gold to Present at 28th Annual Westergaard SmallCap Conference in New York Nov. 21

Wednesday November 16, 3:10 am ET

PETACH TIKVA, Israel, November 16 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ: IGLD - News) will present at the 28th Annual Westergaard SmallCap Conference hosted by Paulson Investment Company, Inc. and Dutton Associates. Eli Holtzman, CEO of Internet Gold, along with a select group of emerging growth companies in a variety of sectors, including technology, biotechnology, security, and consumer products, will update investment professionals on business activities, trends and current developments.

The conference will take place at the Waldorf-Astoria in New York City on Monday, November 21 from 8 a.m. to 5 p.m. Throughout the day, Mr. Holtzman will present to small, informal groups of investment professionals. Lawrence Kudlow, CNBC commentator and co-host of "Kudlow & Company", is the conference's luncheon keynote speaker. For more conference information, visit www.westergaardsmallcap.com.

About -Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel under the brand name "smile" to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its (50.1% owned) joint-venture with Microsoft Corp. (49.9% owned), the Company operates several of Israel's Internet portals. Its fully-owned subsidiary, Internet Gold International, specializes in the provision of international Internet and communication services. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com

About Paulson Investment Company, Inc.

Paulson Investment Company, Inc., located in Portland, Ore., is a national leader in public offerings of small and emerging growth companies with capital needs of $5 million to $40 million. Founded by Chet Paulson in 1970, it has managed or underwritten more than 150 public offerings and has generated more than $1 billion for client companies. For more information, visit www.paulsoninvestment.com.

About Dutton Associates

Dutton Associates, a national issuer-paid equity research firm, offers independent, fundamental research on small cap public companies. The company's analysts are primarily CFA charterholders with over 20 years of experience at the major securities firms. For more information, visit www.jmdutton.com.

    For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  November 16, 2005